Via Facsimile and U.S. Mail
Mail Stop 4720

January 19, 2010

Dr. Harvey J. Berger, M.D.
Chairman and Chief Executive Officer
ARIAD Pharmaceuticals, Inc.
26 Landsdowne Street
Cambridge, MA 02139

Re: ARIAD Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Schedule 14A filed April 30, 2009
File Number: 000-21696

Dear Dr. Berger:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                         Sincerely,

                                         Jeffrey Riedler
                                         Assistant Director